UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ADDvantage Technologies Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

006743306

(CUSIP Number)

Kenneth A. Chymiak
15512 Larsen Street, Overland Park, Kansas  66221
918-237-2817

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006743306	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Kenneth A. Chymiak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
26,463

	8	SHARED VOTING POWER
1,957,903.5

	9	SOLE DISPOSITIVE POWER
26,463

	10	SHARED DISPOSITIVE POWER
1,957,903.5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,366.5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

The aggregate amount in Row (11) excludes 161,903.5 shares of Common Stock owned by Chymiak Investments, L.L.C. (the "LLC"), for which Mr. Chymiak disclaims beneficial ownership.  Beneficial ownership of 1,796,000 shares owned by spouse's revocable trust, included in the aggregate amount in Row (11), is disclaimed by the reporting person.  Spouse, Susan C. Chymiak, files separately.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.6%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 006743306	13D	Page 3 of 5

Item 1.    Security and Issuer

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") amends the Schedule 13D filed on October 14, 1999, as amended by Amendment No. 1 to Schedule 13D filed on October 15, 2004, as amended by Amendment No. 2 to Schedule 13D filed on December 23, 2005, as amended by Amendment No. 3 to Schedule 13D filed on December 30, 2005, as amended by Amendment No. 4 to Schedule 13D filed on January 25, 2006, as amended by Amendment No. 5 to Schedule 13D filed on February 10, 2006, as amended by Amendment No. 6 to Schedule 13D filed on March 20, 2009 (as amended, the "Schedule 13D"), by the reporting person and relates to the common stock, par value $.01 per share ("Common Stock"), of ADDvantage Technologies Group, Inc., an Oklahoma corporation ("ATG").  The principal executive offices of ATG are located at 1221 East Houston, Broken Arrow, Oklahoma  74012.  Those items of the Schedule 13D for which there has been no change in the information previously reported are omitted from this Amendment No. 7.

Item 2.    Identity and Background

(a)	Kenneth A. Chymiak

(b)	The residence address of Mr. Chymiak is 15512 Larsen Street, Overland Park, Kansas 66221.

(c)	Mr. Chymiak's present occupation is investing in real estate.

Item 3.    Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.    Purpose of Transaction

On March 15, 2017, Mr. Chymiak, as trustee of the Kenneth A. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Ken Chymiak Revocable Trust Dated March 4, 1992 (the "Kenneth Chymiak Trust"), donated 250,000 shares of Common Stock to a charitable gift fund.  Mr. Chymiak plans to donate or sell the 26,463 shares of Common Stock directly held by him as soon as practicable.

CUSIP No. 006743306	13D	Page 4 of 5

Item 5.    Interest in Securities of the Issuer

(a)    Mr. Chymiak presently beneficially owns an aggregate of 1,984,366.5 shares of Common Stock of ATG.  Of that number, 26,463 shares are held directly by Mr. Chymiak; 1,796,000 shares are indirectly held by Mr. Chymiak's spouse as trustee of the Susan C. Chymiak Trust created by Trust Agreement dated March 31, 1997, as subsequently amended and restated, which amended and restated the Susan Chymiak Revocable Trust dated March 4, 1992; and 161,903.5 shares are indirectly held by Mr. Chymiak through the 25% ownership of the LLC by each of him and his spouse.  ATG's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, reports that there were 10,134,235 shares of Common Stock outstanding as of January 31, 2017.  Mr. Chymiak is therefore currently the beneficial owner of 19.6% of the total issued and outstanding shares of Common Stock.   Mr. Chymiak disclaims beneficial ownership of 161,903.5 shares owned by the LLC and 1,796,000 shares owned by his spouse's revocable trust.

(b)   Mr. Chymiak has sole power to vote and to dispose of 26,463 shares of Common Stock.  Of the aggregate 1,957,903.5 shares for which Mr. Chymiak reports shared voting and dispositive power, such power over 161,903.5 shares owned by the LLC is shared with the other three members of the LLC.  Mr. Chymiak disclaims beneficial ownership of 161,903.5 shares owned by the LLC and 1,796,000 shares owned by his spouse's revocable trust.

(c)   On March 15, 2017, Mr. Chymiak, as trustee of the Kenneth Chymiak Trust, donated 250,000 shares of Common Stock to a charitable gift fund.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.    Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 006743306	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2017
Date

/s/ Kenneth A. Chymiak
Signature

Kenneth A. Chymiak
Name/Title